OppFi Inc. 130 East Randolph Street, Suite 3400 Chicago, IL 60601 www.oppfi.com Pamela Johnson pjohnson@oppfi.com T 309.208.4933
February 2, 2024
Via Edgar
Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: John Stickel and Christian Windsor

Re:	OppFi Inc. Post-Effective Amendment No. 4 to Registration Statement on Form S-3 filed December 7, 2023 File No. 333-258698
Ladies and Gentlemen:
OppFi Inc., a Delaware corporation (the “Company”), sets forth below the Company’s response to the letter, dated December 18, 2023, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-Effective Amendment No. 4 to Registration Statement on Form S-3, filed with the Commission on December 7, 2023 (the “Registration Statement”).
In order to facilitate the Staff’s review of the Company’s responses, we have restated in italics each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.
Post-Effective Amendment No. 4 to Form S-1 on Form S-3 filed December 7, 2023
General

1.
We note your response to prior comment 2 and your disclosure in footnote 5 to the table on page 5 that you are unable to quantify the actual consideration paid by each holder of
Retained OppFi Units for their ownership interest in OppFi-LLC and thus are unable to calculate the potential profit per share or a potential loss per share based on illustrative market price. Please quantify the consideration paid for the 33,788,494 shares held by TGS Capital Group, LP, and 33,764,382 shares held by LTHS Capital Group LP, and disclose the potential profit that Todd G. Schwartz and Theodore Schwartz could earn based on the current trading prices for the shares they beneficially own via these entities.

Division of Corporation Finance
February 2, 2024

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes it is impracticable to quantify the consideration paid for the shares held by TGS Capital Group, LP (“TGS Capital”) and LTHS Capital Group LP (“LTHS Capital”) and therefore the potential profit that entities affiliated with Todd Schwartz and Theodore Schwartz could earn based on the current trading price of the Company’s Class A Common Stock.

Todd Schwartz and Theodore Schwartz originally founded the Company in 2012, and at that point owned 100% of the equity of Opportunity Financial, LLC (“OppFi-LLC”). The Class A common units (the “Retained OppFi Units”) of OppFi-LLC currently held by TGS Capital and LTHS Capital (which may be exchanged for shares of Class A Common Stock of the Company) represent the remaining equity held by entities affiliated with Todd Schwartz and Theodore Schwartz as founders of OppFi-LLC. Neither Todd Schwartz nor Theodore Schwartz “paid” a set amount of consideration for the units as a typical investor or sponsor would. Rather, as the founders of OppFi-LLC, each of Todd Schwartz and Theodore Schwartz invested capital in OppFi-LLC at the outset, as well as numerous other times throughout OppFi-LLC’s history. In addition, at various points in time prior to the business combination, the Schwartz’s loaned money to OppFi-LLC and received distributions of cash from OppFi-LLC. Each of these events impacted the potential profit that the Schwartzs could earn on the Retained OppFi Units held by TGS Capital and LTHS Capital and would require the Company to go through over a decade of records in order to ascertain the amount of consideration paid by the Schwartzs. While the Company retains records relating to the tax basis of the Retained OppFi Units held by TGS Capital and LTHS Capital, that the tax basis of the assets differs from the Staff’s request to quantify the actual consideration paid, and the Company believes including disclosure of the potential profit based on the tax basis may be misleading to investors.

In addition, the fact that the Company is organized in an “Up-C” structure further complicates the analysis. As members of OppFi-LLC, TGS Capital and LTHS Capital are responsible for paying taxes on their allocation of OppFi-LLC’s profits, regardless of whether or not those profits are actually distributed out to members. Pursuant to the Third Amended and Restated Limited Liability Company Agreement of OppFi-LLC (the “OppFi A&R LLCA”), OppFi-LLC has made distributions to the holders of Retained OppFi Units, including TGS Capital and LTHS Capital, intended to cover such holders’ assumed tax liability.

Additionally, the deemed exchanges in the business combination and any exchanges of Retained OppFi Units pursuant to the OppFi A&R LLCA have resulted in increases in the tax basis of the tangible and intangible assets of OppFi-LLC. These basis adjustments to the assets of OppFi-LLC may also be deemed to impact the basis of the Retained OppFi Units held by TGS Capital and LTHS Capital and, as a result, the profit that Todd Schwartz and Theodore Schwartz could hypothetically earn from the sale of Class A Common Stock of the Company.

Further, the Company believes that any disclosure of the consideration paid by TGS Capital and LTHS Capital in the Registration Statement would need to include an explanation of how the consideration was calculated which, given the complexities described above, would potentially lead to more confusion for investors.

For the reasons set forth above, the Company respectfully requests that the Staff reconsider its comment such that the Company not be required to disclose the consideration paid by TGS Capital and LTHS Capital or the potential profit that Todd Schwartz and Theodore Schwartz could earn from the sale of shares of Class A Common Stock of the Company.

* * * *

Division of Corporation Finance
February 2, 2024

The Company appreciates the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at (309) 208-4933 or pjohnson@oppfi.com if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

/s/ Pamela Johnson

Pamela Johnson
Chief Financial Officer

cc:	Joshua M. Samek, Esq.
Sidley Austin LLP